AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2009

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Subject Company)

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

245915103 (CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Investments Dividend and Income Fund, Inc.
2005 Market Street
Philadelphia, Pennsylvania 19103
215-255-8864
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $2,806,875 (a) AMOUNT OF FILING FEE: $562 (b)

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 496,792 shares of Common Stock of Delaware Investments Dividend and Income Fund, Inc. by $5.65, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on May 22, 2009.

(b)	Calculated as 1/50 of 1% of the Transaction Valuation.

/X/	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$562
Form or Registration No.:	Schedule TO

Filing Party:	Delaware Investments Dividend and Income Fund, Inc.
Date Filed:	June 1, 2009

/_/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/_/ third-party tender offer subject to Rule 14d-1. /X/ issuer tender offer subject to Rule 13e-4. /_/ going-private transaction subject to Rule 13e-3. /_/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 1, 2009, by Delaware Investments Dividend and Income Fund, Inc., a Maryland corporation (the "Fund"), relating to an offer to purchase for cash up to 496,792 shares of its issued and outstanding common stock, par value $0.01 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12. EXHIBITS. (a)(5)(i) Press Release dated June 29, 2009. SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC. /s/ Patrick P. Coyne Patrick P. Coyne Chairman, Director, President and Chief Executive Officer June 29, 2009